

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 23, 2017

Via E-mail
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
f/k/a American Brewing Company, Inc.
1700 East 68th Avenue
Denver, CO 80229

> **Re: New Age Beverages Corporation, f/k/a American Brewing Company, Inc.**
> **Form 10-K**
> **Filed April 7, 2016**
> **File No. 000-55179**

Dear Mr. Willis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC